EXHIBIT 99.13

ALAMOS GOLD INC.

September 30, 2011

(stated in thousands of United States dollars)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to Condensed Interim Consolidated Financial Statements

      ALAMOS GOLD INC.

      CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

      (Unaudited - stated in thousands of United States dollars)

	Note Ref.	September 30, 2011	December 31, 2010
A S S E T S
Current Assets
Cash and cash equivalents		$ 153,551	$ 146,334
Short-term investments		54,056	41,846
Amounts receivable		5,663	5,749
Advances and prepaid expenses		19,711	3,136
Available-for-sale securities	5	14,073	9,380
Other financial assets	5	852	1,094
Inventory	6	31,764	25,225

		279,670	232,764

Exploration and evaluation assets	8	106,683	99,767
Mineral property, plant and equipment	7	190,963	173,905

		$ 577,316	$ 506,436

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$ 14,671	$ 14,393
Dividends payable	9	$ 8,280	-
Income taxes payable		5,313	3,373
Current portion of other liabilities	10 b)	388	428

		28,652	18,194

Deferred income taxes		31,753	26,866
Decommissioning liability	10 c)	7,849	7,559
Other liabilities	10 a),b)	491	688

Total Liabilities		68,745	53,307

E Q U I T Y
Share capital	11	$ 353,878	$ 325,867
Contributed surplus		26,231	23,316
Accumulated other comprehensive loss		(1,489)	(1,332)
Retained earnings		129,951	105,278

		508,571	453,129

		$ 577,316	$ 506,436

Commitments and Contingencies	13

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited - stated in thousands of United States dollars, except per share amounts)

		For the three-month		For the nine-month
		periods ended		periods ended
		September 30,		September 30,
	Ref.	2011	2010	2011	2010
OPERATING REVENUES
Gold sales		$ 44,991	$ 34,336	$ 156,231	$ 128,481

OPERATING EXPENSES
Mining and processing		10,474	8,732	37,549	31,236
Royalties	13 b)	2,098	1,685	7,584	6,020
Amortization		4,840	4,172	16,543	14,903
Exploration		2,131	1,786	6,304	5,813
Corporate and administrative		2,356	1,763	7,430	6,114
Stock-based compensation	11 b)	3,040	4,840	10,265	12,319
Employee future benefits		14	27	41	80

		24,953	23,005	85,716	76,485

EARNINGS FROM OPERATIONS		20,038	11,331	70,515	51,996
Interest income		430	480	1,228	1,063
Financing expense	10 b),c)	(150)	(113)	(447)	(336)
Foreign exchange (loss) gain		(1,232)	150	(1,723)	(661)
Other income (loss)	5	660	12,544	(776)	11,136

Earnings before income taxes for the period		19,746	24,392	68,797	63,198
Income taxes
Current tax expense		(6,760)	(5,500)	(21,960)	(21,100)
Deferred tax (expense) recovery		(7,550)	1,586	(8,050)	3,378

Earnings for the period		$5,436	$20,478	$38,787	$45,476
Other comprehensive income
- Unrealized gain (loss) on securities		928	1,069	(2,042)	1,069
- Reclassification of realized losses on available-for-sale securities included in earnings		1,885	-	1,885	-

Comprehensive income for the period		$8,249	$21,547	$38,630	$46,545

Earnings per share
– basic	11 c)	$0.05	$0.18	$0.33	$0.40

– diluted	11 c)	$0.05	$0.17	$0.33	$0.39

Weighted average number of common shares outstanding

- basic		117,792,000	115,819,000	117,060,000	114,874,000

- diluted		119,344,000	117,328,000	118,437,000	116,594,000

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited - stated in thousands of United States dollars)

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity
Balance at December 31, 2009	109,850,108	$251,752	$12,864	$0	$48,978	$313,594
Stock-based compensation	-	-	12,319	-	-	12,319
Shares issued on exercise of options	2,031,600	17,615	(4,394)	-	-	13,221
Shares issued on acquisition (note 4)	4,000,000	50,630	-	-	-	50,630
Dividends	-	-	-	-	(7,495)	(7,495)
Earnings	-	-	-	-	45,476	45,476
Other comprehensive income (tax impact; nil)	-	-	-	1,069	-	1,069
Balance at September 30, 2010	115,881,708	$319,997	$20,789	$1,069	$86,959	$428,814

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity
Balance at December 31, 2010	116,340,008	$325,867	$23,316	($1,332)	$105,278	$453,129
Stock-based compensation	-	-	9,875	-	-	9,875
Shares issued on exercise of options	1,940,900	28,011	(6,960)	-	-	21,051
Dividends	-	-	-	-	(14,114)	(14,114)
Earnings	-	-	-	-	38,787	38,787
Other comprehensive income (tax impact; nil)	-	-	-	(157)	-	(157)
Balance at September 30, 2011	118,280,908	$353,878	$26,231	($1,489)	$129,951	$508,571

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - stated in thousands of United States dollars)

	For the three-month		For the nine-month
	periods ended		periods ended
	September 30,		September 30,
	2011	2010	2011	2010
Cash provided by (used in):
Operating Activities
Earnings	$5,436	$20,478	$38,787	$45,476
Adjustments for items not involving cash:
Amortization	4,840	4,172	16,543	14,903
Financing expense	150	113	447	336
Unrealized foreign exchange loss	(1,373)	(106)	(384)	371
Deferred tax	7,550	(1,586)	8,050	(3,378)
Write-down and loss on disposal of assets	-	-	-	1,298
Stock-based compensation	3,040	4,840	10,265	12,319
Gain on settlement	-	(11,565)	-	(11,565)
Loss on sale of securities	968	-	968	-
Other	61	11	749	64
Changes in non-cash working capital:
Fair value of forward contracts	(1,658)	212	(1,182)	381
Amounts receivable	(5,185)	(4,046)	(12,568)	(10,943)
Inventory	(5,567)	(3,846)	(5,415)	(6,080)
Advances and prepaid expenses	(882)	259	(374)	(2,708)
Accounts payable, taxes payable and accrued liabilities	4,746	2,285	13,373	15,172

	12,126	11,221	69,259	55,646

Investing Activities
Purchases of securities	(1,626)	-	(6,460)	-
Acquisition of Turkish properties	-	-	-	(40,180)
Contractor advances	(6,607)	-	(16,200)	-
Short-term investments (net)	4,432	17,925	(12,210)	14,062
Proceeds on sale of equipment	-	144	889	1,032
Decommissioning liability	-	-	(136)	-
Exploration and evaluation assets	(3,046)	-	(6,916)	-
Mineral property, plant and equipment	(12,156)	(15,832)	(34,626)	(41,080)

	(19,003)	2,237	(75,659)	(66,166)

Financing Activities
Common shares issued	13,655	825	21,051	13,221
Dividends paid	-	-	(5,834)	(3,438)

	13,655	825	15,217	9,783

Effect of exchange rates on cash and cash equivalents	(2,435)	763	(1,600)	700

Net (decrease) increase in cash and cash equivalents	4,343	15,046	7,217	(37)
Cash and cash equivalents - beginning of period	149,208	145,599	146,334	160,682

Cash and cash equivalents - end of period	$153,551	$160,645	$153,551	$160,645

Supplemental information:
Interest paid	$ -	$ -	$ -	$ -
Interest received	$418	$ -	$1,037	$ -
Income taxes paid (note 5)	$865	$1,981	$8,850	$5,995

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010

(Unaudited - in United States dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine (the “Mine”) and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Agi Dagi and Kirazli gold development projects in Turkey.

2. BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements, including comparative figures, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS are included in Note 15.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections disclosed in Note 15, the Company has consistently applied the same accounting policies in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

The policies applied in these condensed interim consolidated financial statements are consistent with the policies disclosed in Notes 2 and 3 of the condensed interim consolidated financial statements for the period ended March 31, 2011 and are based on IFRS issued and outstanding as of the date the Board of Directors approved these financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS. These condensed interim consolidated financial statements should be read in conjunction with our condensed interim consolidated financial statements for the period ended March 31, 2011 and the Canadian GAAP annual financial statements for the year ended December 31, 2010.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 1, 2011.

3. FUTURE ACCOUNTING POLICY CHANGES

The following are new pronouncements approved by the IASB. The following new Standards and Interpretations are not yet effective and have not been applied in preparing these financial statements, however, may impact future periods.

(i) IFRS 9 Financial Instruments was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial instruments.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. The impact of adoption of IFRS 10 on the consolidated financial statements has not been determined.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. Given the nature of the Company’s interests in other entities, the Company does not expect the amendments to have a material impact on the financial statements.

(iv) IFRS 13 Fair Value Measurement, was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the profit or loss and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

(vi) IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 sets out the criteria for the capitalization of production stripping costs to non-current assets, and states that the stripping activity is recognized as a component of the larger asset to which it relates. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

4. ACQUISITION OF TURKISH PROPERTIES

On January 6, 2010, the Company completed the acquisition of the Agi Dagi and Kirazli gold projects (the “projects”) through the purchase of certain Turkish subsidiaries held by Fronteer Development Group Inc. (“Fronteer”) and Teck Resources Limited (“Teck”).

The transaction did not meet the definition of a business combination. Consequently, the transaction has been recorded as an acquisition of an asset.

The Company paid a total of US$40 million cash and issued an aggregate of 4 million common shares to Teck (as to 60%) and Fronteer (as to 40%) in total consideration for the projects. In addition, a third party has a 2% Net Smelter Return Royalty on production from the Agi Dagi project. The total purchase price was $91,334,000, including transaction costs of $704,000.

The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration on the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value. The fair value of the net assets acquired was in excess of the consideration paid and was therefore allocated to the mineral property, plant and equipment on a pro rata basis.

Assets acquired and liabilities assumed	($000)
Current assets	260
Mineral property, plant and equipment	91,074

$91,334

Consideration paid	($000)
Cash	40,000
Issuance of shares	50,630
Transaction costs	704

$91,334

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	September 30	December 31,
	2011	2010
	($000)	($000)

Fair value through profit and loss (“FVTPL”) (1)	207,607	188,180
Derivative instruments designated as FVTPL (2)	385	1,094
Available for sale securities (3)	14,073	9,380
Loans and receivables (4)	5,663	5,749
Derivative contracts designated as FVTPL (5)	467	(715)
Other financial liabilities (6)	(28,836)	(17,831)

(1)

Includes cash of $70.3 million (December 31, 2010 – $80.6 million), cash equivalents of $83.2 million (December 31, 2010 – $65.7 million) and short-term investments of $54.1 million (December 31, 2010 – $41.8 million).

(2)

Includes the Company’s investment in the warrants of a publicly traded company. The Company recorded a mark–to-market loss of $0.1 million and $0.7 million for the three and nine-month periods ended September 30, 2011 (three and nine-month periods September 30, 2010 – loss $0.2 million).

(3)

Includes the Company’s investment in the common shares of publicly traded entities. The Company recorded a mark-to-market gain of $0.9 million for the three-months ended September 30, 2011 and a loss of $2.0 million for the nine-month period ended September 30, 2011 which is recorded in other comprehensive income (three and nine-month periods ended September 30, 2010 – gain of $1.1 million).

(4)

Includes amounts receivable. As permitted by Mexican tax law, the Company offset $11.8 million of Mexican value-added tax receivables against its current taxes payable liability for the nine-months ended September 30, 2011 ($14.2 million for year ended December 31, 2010).

(5)

Includes the Company’s foreign currency forward and option contracts and gold option contracts which, for accounting purposes, are not designated as effective hedges. These are classified within other financial assets as at September 30, 2011 and accounts payable and accrued liabilities as at December 31, 2010 in the consolidated balance sheets.

(6)	Includes all other accounts payable and accrued liabilities, income taxes payable, dividends payable, and property acquisition obligations.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The fair values of the Company’s financial instruments are not materially different from their carrying values.

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. At September 30, 2011, the mark to market loss on outstanding gold forward contracts was $0.1 million. At December 31, 2010, the Company had no outstanding gold contracts.

At September 30, 2011, the Company had outstanding contracts to deliver $10.1 million CAD in exchange for a fixed amount of USD at future dates up to December 2011, with CAD:USD rates ranging from 0.98:1 to 0.99:1. The mark-to-market gain associated with these contracts as at September 30, 2011 was $0.5 million (2010 – loss of $0.7 million).

6. INVENTORY

	September 30,	December 31,
	2011	2010
	($000)	($000)

Precious metals dore and refined precious metals	6,130	5,201
In-process precious metals	13,099	10,469
Parts and supplies	12,535	9,555
	$ 31,764	$ 25,225

The carrying value of inventory is calculated using weighted average cost. The amount of inventory charged to operations as mining and processing costs during the three and nine-month periods ended September 30, 2011 was $11.3 million and $40.5 million (three and nine-month periods ended September 30, 2010 – $8.4 million and $31.0 million). The amount of inventory charged to operations as amortization in the three and nine-month periods ended September 30, 2011 was $3.9 million and $13.6 million (three and nine-month periods ended September 30, 2010 – $2.4 million and $9.6 million).

7. MINERAL PROPERTY, PLANT AND EQUIPMENT

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)
Cost as at January 1, 2011	152,606	1,733	6,236	160,575	97,697	258,272
Additions	3,249	391	9,310	12,950	21,964	34,914

Disposals	(288)	-	-	(288)	-	(288)
Transfers from / (to) construction in progress	-	-	-	-	-	-
Cost as at September 30, 2011	$155,567	$2,124	$15,546	$173,237	$119,661	$292,898

Accumulated amortization and impairment as at January 1, 2011	57,943	859	-	58,802	25,565	84,367
Amortization expense	13,242	337	-	13,579	4,234	17,813

Disposals	(245)	-	-	(245)	-	(245)
Accumulated amortization and impairment as at September 30, 2011	$70,940	$1,196	$-	$72,136	$29,799	$101,935
Net book value as at September 30, 2011	$84,627	$928	$15,546	$101,101	$89,862	$190,963

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)
Cost as at January 1, 2010	132,200	1,212	2,528	135,940	74,742	210,682
Additions	3,352	541	46,556	50,449	1,368	51,817
Change in decommissioning liability	-	-	-	-	2,036	2,036
Disposals	(6,243)	(20)	-	(6,263)	-	(6,263)
Transfers from / (to) construction in progress	23,297	-	(42,848)	(19,551)	19,551	-
Cost as at December 31, 2010	$152,606	$1,733	$6,236	$160,575	$97,697	$258,272

Accumulated amortization and impairment as at January 1, 2010	45,512	615	-	46,127	19,733	65,860
Amortization expense	14,864	245	-	15,109	5,832	20,941

Disposals	(2,433)	(1)	-	(2,434)	-	(2,434)

Accumulated amortization and impairment as at December 31, 2010	$57,943	$859	$-	$58,802	$25,565	$84,367
Net book value as at December 31, 2010	$94,663	$874	$6,236	$101,773	$72,132	$173,905

Construction-in-progress and certain deferred development costs totaling $70.6 million at September 30, 2011 ($45.1 million at December 31, 2010) are not subject to amortization until such time as the related assets are used in operations.

For the year ended September 30, 2011, approximately $1.4 million was offset against deferred development costs, representing the net operating income generated from Escondida ore during the pre-production phase. As required by IFRS, the Company has credited the operating income earned on the sale of ore extracted and processed from the Escondida zone against the capitalized development costs.

8. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets include the Company’s Turkish assets. Exploration and evaluation assets are not subject to amortization.

	Turkey	Mexico	Total

	($000)	($000)	($000)

Cost as at January 1, 2010	521	-	521
Additions	99,246	-	99,246

Cost as at December 31, 2010	99,767	-	99,767
Additions	6,916	-	6,916

Cost as at September 30, 2011	$106,683	$-	$106,683

Exploration and evaluation immediately expensed are included in exploration expense in the statements of comprehensive income and totaled $2.1 million and $6.3 million for the three and nine-month periods ended September 30, 2011 (three and nine-month periods ended September 30, 2010 – $1.8 million and $5.8 million).

9. DIVIDENDS PAYABLE

	Nine-months ended September 30, 2011	Year ended December 31, 2010
	($000)	($000)

Declared and paid during the period	5,834	7,495
Declared and payable	8,280	-
	$14,114	$7,495

Dividend per share	$0.12	$0.065

On September 15, 2011, the Company declared a cash dividend of $0.07 per share which has not been paid as at September 30, 2011. The dividend is payable on October 28, 2011 to common shareholders of record at the close of business on October 14, 2011.

10. PROVISIONS

a)	Employee future benefits

The Company accrues employee future benefits for all contract workers paid through its subsidiary employment services company. These benefits consist of a one-time payment equivalent to twelve days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with fifteen or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages upon involuntary termination without just cause.

The liability associated with the seniority and termination benefits is calculated as the present value of expected future payments. In determining the expected future payments, assumptions regarding employee turnover rates, inflation, minimum wage increases and expected salary levels are required and are subject to review and change.

A continuity of the employee future benefits provision is as follows:

	Nine months ended September 30, 2011	Year ended December 31, 2010

	($000)	($000)

Obligations at beginning of period	336	258
Current service cost	38	151
Payments made against the liability	(39)	(83)
Impact of foreign exchange	(28)	10

Obligations at end of period	$307	$336

b) Property acquisition obligations

The Company is in the process of acquiring property adjacent to its present and prospective mining operations, including property comprising the town of Mulatos. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments over periods varying from three to five years. Obligations are recognized when a legal contract is signed by both parties and are measured at the discounted value of expected future payments. The discounted value accretes to the estimated future value over the period of the payment obligation. At September 30, 2011 and December 31, 2010, the Company applied a discount rate of 4.50% to expected future payments.

A continuity of property acquisition obligations is as follows:

	Nine months ended September 30, 2011	Year ended December 31, 2010

	($000)	($000)

Obligations at beginning of period	780	946
Payments made and revisions in estimated cash flows and changes in assumptions	(233)	(208)
Accretion of discounted cash flows	25	42

Obligations at end of period	$572	$780

Comprising:
Current obligation	$388	$428
Non-current obligations	184	352

	$572	$780

c)	Decommissioning liability

The fair value of a decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

A continuity of the decommissioning liability is as follows:

	Nine months ended September 30, 2011	Year ended December 31, 2010

	($000)	($000)

Obligations at beginning of period	7,559	5,115
Revisions in estimated cash flows and changes in assumptions	-	2,036
Payments made against the liability	(132)	-
Accretion of discounted cash flows	422	408

Obligations at end of period	$7,849	$7,559

11. SHARE CAPITAL

a) Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount

		($000)
Outstanding at January 1, 2011	116,340,008	325,867
Exercise of stock options	1,940,900	21,051
Transfer from contributed surplus to share capital for stock options exercised	-	6,960

Outstanding at September 30, 2011	118,280,908	$353,878

b) Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, and June 2, 2010, which allows the Company to grant incentive stock options to its directors, officers, employees and consultants. Under the Plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

Stock options granted to directors, officers and certain consultants under the Plan are exercisable for a five-year period, and options granted to employees are generally exercisable for a three-year period. Incentive stock options granted vest 20% on the date of grant, and 20% at each six-month interval following the date of grant.

The Plan is subject to shareholder approval and ratification every three years. The Plan was last approved by shareholders of the Company on May 15, 2008. The Company elected to withdraw its proposal to shareholders to ratify the existing Plan at its Annual and Special meeting held on June 2, 2011. As a result, the Plan expired on May 15, 2011. Accordingly, stock options outstanding at May 15, 2011 remain outstanding and exercisable subject to their initial terms and vesting conditions. New stock options cannot be granted until such time as the Company receives shareholder approval.

The following is a reconciliation of the changes in the number of stock options outstanding for the period ended September 30, 2011:

	Number	Weighted average exercise price
		($CAD)

Outstanding at January 1, 2011	6,914,700	11.98
Granted	2,115,000	14.30
Exercised	(1,940,900)	10.56
Forfeited	(430,800)	14.35

Outstanding at September 30, 2011	6,658,000	$12.98

The weighted average share price at the date of exercise for stock options exercised in 2011 was CAD $17.35.

For the nine-months ended September 30, 2011, the Company granted 2,115,000 incentive stock options to purchase common shares in the capital of the Company at exercise prices ranging from CAD $14.24 per share to CAD $16.39 per share. For the nine-months ended September 30, 2010, the Company granted 3,921,000 incentive stock options at an exercise prices ranging from CAD $13.04 to CAD $17.00 per share.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the nine-month periods ended	September 30, 2011	September 30, 2010

Weighted average share price at grant date	$14.30	$14.65
Risk-free rate	1.7%-2.3%	1.4%-2.6%
Expected dividend yield	0.43%-0.58%	Nil – 0.43%
Expected stock price volatility (based on historical volatility)	42%-58%	42%-67%
Expected option life, based on terms of the grants (months)	20-60	20-60

Weighted average per share fair value of options granted	$4.96	$5.80

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at September 30, 2011, 3,836,800 stock options were exercisable. The remaining 2,821,200 outstanding stock options vest over the following two years.

Stock options outstanding and exercisable as at September 30, 2011:

	Outstanding			Exercisable

Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)

$6.00 - $8.00	843,100	7.22	0.66	843,100	7.22
$8.01 - $10.00	946,700	9.73	2.47	946,700	9.73
$10.01 - $14.00	140,000	12.95	2.77	60,000	13.04
$14.01 - $15.00	4,631,200	14.61	3.66	1,958,000	14.76
$15.01 - $17.28	97,000	16.53	2.23	29,000	16.58

	6,658,000	$12.98	3.07	3,836,800	$11.85

c) Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents

	For the three-months ended
	September 30,	September 30,
	2011	2010

Earnings for the period (000)	$5,436	$20,478
Weighted average number of common shares outstanding (000)	117,792	115,819

Basic earnings per share	$0.05	$0.18
Dilutive effect of stock options outstanding (000)	1,552	1,509

Diluted weighted average number of common shares outstanding (000)	119,344	117,328

Diluted earnings per share	$0.05	$0.17

	For the nine-months ended
	September 30, 2011	September 30, 2010

Earnings for the period (000)	$38,787	$45,476
Weighted average number of common shares outstanding (000)	117,060	114,874

Basic earnings per share	$0.33	$0.40
Dilutive effect of stock options outstanding (000)	1,377	1,720

Diluted weighted average number of common shares outstanding (000)	118,437	116,594

Diluted earnings per share	$0.33	$0.39

12. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, Mexico and Turkey.

As at	September 30, 2011				December 31, 2010
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Non-current assets	190,065	107,287	294	297,646	173,361	100,201	110	273,672
Assets	365,510	115,356	96,450	577,316	319,242	107,832	79,362	506,436
Liabilities	57,864	552	10,329	68,745	50,694	1,306	1,307	53,307

Three-month periods ended	September 30, 2011				September 30, 2010
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Revenues	44,991	-	-	44,991	34,336	-	-	34,336
Earnings (loss)	11,722	(1,463)	(4,823)	5,436	11,889	(122)	8,711	20,478

Nine-month periods ended	September 30, 2011				September 30, 2010
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Revenues	156,231	-	-	156,231	128,481	-	-	128,481
Earnings (loss)	58,801	(3,325)	(16,689)	38,787	48,797	(409)	(2,912)	45,476

13. COMMITMENTS AND CONTINGENCIES

a)	Escondida Development and Mill Construction

During the third quarter of 2009, the Company signed a contract with an international mining contractor to develop the Escondida zone of the Mulatos Pit. Development began in the third quarter of 2009 and is expected to be completed over approximately a two and a half year period, following which the Company will begin mining the underlying deposit. The total contract value is approximately $61.2 million, and is subject to the contractor achieving certain preset performance conditions. As at September 30, 2011, the Company has incurred approximately $49.5 million in project to date expenditures relating to this contract.

During 2011, the Company signed a contract with a supplier to design and construct a gravity mill to process high-grade ore at the Escondida zone. The total value of the contract is $10.5 million. The Company has made advances of approximately $10.0 million relating to this contract as of September 30, 2011.

b)	Royalty

Production from certain concessions within the Salamandra district, including the Mine, is subject to a sliding scale production royalty. At current gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at September 30, 2011, the royalty was paid or accrued on approximately 760,000 ounces of applicable gold production. Royalty expense for the three and nine-months ended September 30, 2011 was $2.1 million and $7.6 million (three and nine-months ended September 30, 2010: $1.7 million and $6.0 million).

In addition, a third party has a 2% Net Smelter Return Royalty on production from the Company’s Agi Dagi project. The Company has not recorded an accrual for this royalty at September 30, 2011 as the project is not in production.

c)	Mulatos Town Relocation

The Company commenced the planned relocation of the town of Mulatos in 2007. Relocation contracts have been signed with in excess of half of the families residing in Mulatos at the start of the relocation program. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the relocation effort in 2007, the Company has invested approximately $6.9 million in property acquisition, relocation benefits, legal and related costs. In addition, the Company has recognized a liability of $0.6 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at September 30, 2011. The discounted value of the liability was capitalized to mineral property, plant and equipment.

During the second quarter of 2008, the Company entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. An additional payment of approximately $1.0 million based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at September 30, 2011. The probability and timing of this additional payment is currently unknown to the Company.

During the third quarter of 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings have commenced, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

14. RECLASSIFICATION

The comparative financial statements have been reclassified to conform to the presentation of the current period financial statements.

15. IFRS TRANSITION FROM PREVIOUS GAAP

The Company’s consolidated financial statements for the year ending December 31, 2011 will be the first annual financial statements that comply with IFRS. The Company has prepared its opening IFRS balance sheet by applying existing IFRS standards in effect at the release of these condensed interim financial statements. However, the opening IFRS balance sheet and the December 31, 2010 comparative balance sheet presented in consolidated financial statements for the year ending December 31, 2011 may differ from those presented at this time if there are changes to IFRS standards that require retroactive adjustment.

The condensed interim consolidated financial statements have been prepared in accordance with IFRS. The accounting policies previously disclosed in the March 31, 2011 condensed interim consolidated financial statements have been applied in preparing the condensed interim consolidated financial statements for the period ended September 30, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in preparation of an opening IFRS statement of financial position at January 1, 2010.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in consolidated financial statements prepared in accordance with previous Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance, and cash flows is set out below.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities charged or credited to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

(a)	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has utilized this election and has therefore applied IFRS 3 only to business combinations that occurred on or after January 1, 2010.

(b)	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the latter of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP. The effect of applying IFRS 2 to unvested options at the transition date was to reduce retained earnings by $2.8 million as at January 1, 2010, with an offsetting adjustment to contributed surplus.

(c)	Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity, the first portion is in retained earnings and represents the cumulative interest accreted on the liability components, while the other portion represents the original equity component. The Company has utilized this IFRS 1 exemption to not require separation of these two portions if the liability component is no longer outstanding at the transition date.

(d)	Decommissioning liabilities

Under IFRS 1, an entity can elect not to retrospectively calculate the effect of each change in estimate that occurred prior to the transition date on the decommissioning asset and related amortization. Instead, it can elect to measure the liability at the transition date using a short-cut method. The Company has elected to use the IFRS 1 exemption and has measured the decommissioning asset and liability using the short cut method available. The effect was to reduce mineral property, plant and equipment and decommissioning liability by $0.3 million as at January 1, 2010.

(e)	Mineral property, plant and equipment – deemed cost

IFRS 1 includes an election to use fair value or revaluation as deemed cost for mineral property, plant and equipment, and is available on an asset-by-asset basis. The IFRS 1 election is separate from the policy choice available to measure long-lived assets at cost or under the revaluation model. The Company has elected to apply the IFRS 1 exemption to certain mobile equipment, which has resulted in a reduction of mineral property, plant and equipment of $1.5 million as at January 1, 2010, with an after-tax adjustment to retained earnings of $1.0 million.

(f)	IAS 23 – Borrowing Costs

In accordance with IFRS 1, the Company has elected to prospectively apply IAS 23 effective January 1, 2011.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

(g)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(h)	Mineral property, plant and equipment

IFRS 6 requires that an entity classify each asset in the exploration for and evaluation of mineral resources as tangible or intangible according to the nature of the assets acquired and to apply the classification consistently. As a result, the Company has reclassified certain assets previously classified as mineral property, plant and equipment to exploration and evaluation assets.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP Statement of Operations and Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained.

(i)	Mineral property, plant and equipment

Due to the adjustments to the provision for decommissioning liabilities and the adjustment for deemed cost election discussed in (d) and (e) above respectively, the cost of property plant and equipment is different in accordance with IFRS than in accordance with Canadian GAAP. As a result, even though amortization is calculated in the same manner, the amount of amortization differs by $0.3 million for the year ended December 31, 2010.

(j)	Share-based payments

IFRS

•

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

•	Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Canadian GAAP

•	The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.

•	Forfeitures of awards are recognized as they occur.

The effect of applying IFRS 2 was an increase to stock based compensation expense by $3.0 million for the year ended December 31, 2010, with an offsetting adjustment to contributed surplus.

(k)	Provision for decommissioning liabilities

IFRS

•	The provision for decommissioning liabilities must be adjusted for changes in key assumptions, including the discount rate.

Canadian GAAP

•	The provision for decommissioning liabilities is not adjusted for changes in key assumptions, including the discount rate.

The effect was an increase in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to decommissioning liability.

(l)	Provision for property acquisition obligations

IFRS

•	The provision for property acquisition obligations must be discounted using a discount rate applicable to settling the liability.

Canadian GAAP

•	The provision for property acquisition obligations must be discounted using a credited adjusted risk-free discount rate.

The effect was a decrease in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to the property acquisition obligation.

(m)	Deferred tax liability

IFRS

A deferred tax liability is recognized for a temporary difference, except to the extent the deferred tax liability arises from:

•	the initial recognition of goodwill; or

•	the initial recognition of an asset or liability in a transaction that:

•	is not a business combination; and

•	at the time of the transaction, affects neither accounting profit nor taxable profit.

Canadian GAAP

A deferred tax liability is recognized for all taxable temporary differences unless they arise from the initial recognition of goodwill. There is no exemption for the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit. Under Canadian GAAP, the carrying value of an asset acquired other than in a business combination is adjusted for the amount of the deferred tax recognized.

The effect was a reduction of the deferred income tax liability balance of $2.7 million as at January 1, 2010, with an offsetting adjustment to mineral property, plant and equipment of $2.9 million and opening retained earnings of $0.2 million. In addition, in 2010, mineral property, plant and equipment and deferred income taxes were reduced by $17.7 million, as well as foreign exchange loss and deferred income tax expense increased by a total of $1.9 million for the year ended December 31, 2010, with an offsetting adjustment to increase deferred income tax liability.

(n)	Deferred tax asset / liability

IFRS

For non-monetary assets, temporary differences that arise when changes in exchange rates lead to changes in the tax basis rather than the carrying amounts of those assets measured in the functional currency are recognized as a deferred tax asset / liability.

Canadian GAAP

For non-monetary assets, temporary differences that arise when changes in exchange rates lead to changes in the tax basis rather than the carrying amounts of those assets measured in the functional currency are not recognized.

The effect was an increase in deferred income tax liability by $5.4 million as at January 1, 2010, with an offsetting adjustment to opening retained earnings. In addition, the effect was a decrease in deferred income tax expense by $2.5 million for the year ended December 31, 2010, with an offsetting adjustment to deferred income tax liability.

(o)	Available for Sale financial assets

IFRS

For available for sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in net income.

Canadian GAAP

For available for sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in other comprehensive income.

(p)	Presentation

The presentation in accordance with IFRS differs from the presentation in accordance with Canadian GAAP.

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS

Current Assets
Cash and cash equivalents		$160,682	$ -	$160,682
Short-term investments		26,200	-	26,200
Amounts receivable		2,369	-	2,369
Advances and prepaid expenses		1,058	-	1,058
Inventory		20,026	-	20,026

		210,335	-	210,335
Exploration and evaluation assets	(h)	-	521	521
Mineral property, plant and equipment	(d),(e) (h),(m)	149,947	(5,125)	144,822

		$360,282	$(4,604)	$355,678

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$11,179	$ -	$11,179
Income taxes payable		1,988	-	1,988
Current portion of other liabilities		370	-	370

		13,537	-	13,537
Deferred income taxes	(d),(e) (m),(n)	20,354	2,244	22,598
Decommissioning liability	(d)	5,432	(317)	5,115
Other liabilities	(l)	759	75	834

Total Liabilities		40,082	2,002	42,084

E Q U I T Y
Share capital		251,752	-	251,752
Contributed surplus	(b)	10,114	2,750	12,864
Retained earnings	(b),(d),(e) (m),(n),(l)	58,334	(9,356)	48,978

		320,200	(6,606)	313,594

		$360,282	($4,604)	$355,678

The September 30, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS
Current Assets
Cash and cash equivalents		$160,645	$ -	$160,645
Short-term investments		12,138	-	12,138
Amounts receivable		4,777	-	4,777
Advances and prepaid expenses		3,953	-	3,953
Available-for-sale securities		11,273		11,273
Held for trading securities		1,361		1,361
Inventory		27,059	-	27,059

		221,206	-	221,206

Exploration and evaluation assets	(h)	-	96,381	96,381
Mineral property, plant and equipment	(d),(e),(h) (i),(m)	279,511	(118,534)	160,977

Total Assets		$500,717	$(22,153)	$478,564

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$11,918	$ -	$11,918
Dividends payable		4,056	-	4,056
Income taxes payable		7,253	-	7,253
Current portion of other liabilities	(b),(j)	428	-	428

		23,655	-	23,655
Deferred income taxes	(d),(e),(k) (m),(n)	37,379	(17,386)	19,993
Decommissioning liability	(d),(k)	5,728	(310)	5,418
Other liabilities	(l)	670	14	684

Total Liabilities		67,432	(17,682)	49,750

E Q U I T Y
Share capital	(b)	320,129	(132)	319,997
Contributed surplus	(b),(j)	15,680	5,109	20,789
Accumulated other comprehensive income		1,069	-	1,069
Retained earnings	(b),(d),(e) (m),(n),(l)	96,407	(9,448)	86,959

		433,285	(4,471)	428,814

		$500,717	($22,153)	$478,564

The December 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS
Current Assets
Cash and cash equivalents		$146,334	$-	$146,334
Short-term investments		41,846	-	41,846
Amounts receivable		5,749	-	5,749
Advances and prepaid expenses		3,136	-	3,136
Available-for-sale securities		9,380	-	9,380
FVTPL securities		1,094	-	1,094
Inventory		25,225	-	25,225

		232,764	-	232,764
Exploration and evaluation assets	(h)	-	99,767	99,767
Mineral property, plant and equipment	(d),(e), (h),(i),(m)	295,619	(121,714)	173,905

Total Assets		$528,383	$(21,947)	$506,436

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$14,393	$-	$14,393
Income taxes payable		3,373	-	3,373
Current portion of other liabilities		428	-	428

		18,194	-	18,194
Deferred income taxes	(d),(e) (m),(n)	42,784	(15,918)	26,866
Decommissioning liability	(d),(k)	7,731	(172)	7,559
Other liabilities	(l)	677	11	688

Total Liabilities		69,386	(16,079)	53,307

E Q U I T Y
Share capital	(b)	326,119	(252)	325,867
Contributed surplus	(b),(j)	17,314	6,002	23,316
Accumulated other comprehensive income	(o)	(960)	(372)	(1,332)
Retained earnings	(b),(d),(e) (m),(n),(l)	116,524	(11,246)	105,278

		458,997	(5,868)	453,129

		$528,383	($21,947)	$506,436

The Canadian GAAP statement of operations and comprehensive income for the three-month period ended September 30, 2010 has been reconciled to IFRS as follows:

	Ref.	CDN GAAP	IFRS Adjustments	IFRS
OPERATING REVENUES

Gold sales		$34,336	$ -	$34,336

OPERATING EXPENSES

Mining and processing costs		8,732	-	8,732
Royalties		1,685	-	1,685
Amortization	(i),(k)	4,237	(65)	4,172
Exploration		1,785	1	1,786
Corporate and administrative		1,763	-	1,763
Stock-based compensation	(j)	3,280	1,560	4,840
Accretion expense	(p)	116	(116)	0
Employee future benefits		27	-	27

		21,625	1,380	23,005

EARNINGS FROM OPERATIONS		12,711	(1,380)	11,331
Interest income		480	-	480
Financing expense	(k),(l) (p)	-	(113)	(113)
Foreign exchange (loss) gain	(m)	(1,276)	1,426	150
Other loss		12,544	-	12,544

Earnings before income taxes for the year		24,459	(67)	24,392
Income taxes

Current tax expense		(5,500)	-	(5,500)

Deferred tax recovery	(d),(e) (m),(n)	525	1,061	1,586

Earnings for the year		$19,484	$994	$20,478

Other comprehensive income:
Unrealized gain (loss) on securities		1,069		1,069

Comprehensive income for the year		$20,553	$994	$21,547

Earnings per share

– basic		$0.17	$0.01	$0.18

– diluted		$0.17	-	$0.17

The Canadian GAAP statement of operations and comprehensive income for the nine-month period ended September 30, 2010 has been reconciled to IFRS as follows:

	Ref.	CDN GAAP	IFRS Adjustments	IFRS
OPERATING REVENUES

Gold sales		$128,481	$ -	$128,481

OPERATING EXPENSES

Mining and processing costs		31,236	-	31,236
Royalties		6,020	-	6,020
Amortization	(i),(k)	15,101	(198)	14,903
Exploration		5,813	-	5,813
Corporate and administrative		6,114	-	6,114
Stock-based compensation	(j)	10,092	2,227	12,319
Accretion expense	(p)	343	(343)	-
Employee future benefits		80	-	80

		74,799	1,686	76,485

EARNINGS FROM OPERATIONS		53,682	(1,686)	51,996
Interest income		1,063	-	1,063
Financing expense	(k),(l) (p)	-	(336)	(336)
Foreign exchange (loss) gain	(m)	(963)	302	(661)
Other expense		11,136	-	11,136

Earnings before income taxes for the year		64,918	(1,720)	63,198
Income taxes

Current tax expense		(21,100)	-	(21,100)
Deferred tax recovery	(d),(e) (m),(n)	1,750	1,628	3,378

Earnings for the year		$45,568	($92)	$45,476

Other comprehensive income:
Unrealized gain (loss) on securities		1,069	-	1,069

Comprehensive income for the year		$46,637	($92)	$46,545

Earnings per share

– basic		$0.40	-	$0.40

– diluted		$0.39	-	$0.39

The Canadian GAAP statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	Ref.	CDN GAAP	IFRS Adjustments	IFRS
OPERATING REVENUES

Gold sales		$189,272	$ -	$189,272

OPERATING EXPENSES

Mining and processing		46,560	-	46,560
Royalties		9,090	-	9,090
Amortization	(i),(k)	20,753	(267)	20,486
Exploration		7,594	-	7,594
Corporate and administrative		9,036	-	9,036
Stock-based compensation	(j)	13,300	3,000	16,300
Accretion	(p)	460	(460)	-
Employee future benefits		151	-	151

		106,944	2,273	109,217

EARNINGS FROM OPERATIONS		82,328	(2,273)	80,055
Interest income		1,510	-	1,510
Financing expense	(k),(l),(p)	-	(451)	(451)
Foreign exchange gain	(m),(o)	294	(333)	(39)
Other gain (net)		9,393	-	9,393

Earnings before income taxes		93,525	(3,057)	90,468
Income taxes
Current expense		(23,410)	-	(23,410)
Deferred tax expense	(d),(e) (m),(n)	(4,430)	1,167	(3,263)

Earnings		$65,685	($1,890)	$63,795

Other comprehensive income:
Unrealized loss on securities	(o)	(960)	(372)	(1,332)

Comprehensive income		$64,725	($2,262)	$62,463

Earnings per share

– basic		$0.57	($0.02)	$0.55

– diluted		$0.56	($0.01)	$0.55